UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended June 30, 2025

VESTIBLE ASSETS, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	93-2084697
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

5440 West 110th Street, Suite 300 Overland Park, Kansas 66211
(Mailing address of principal executive offices)

(913) 535-6004

Registrant’s telephone number, including area code

Vestible Assets, LLC, Series BDBR

(Title of each class of securities issued pursuant to Regulation A)

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our strategies and business outlook; expectations regarding potential Brand Income to be earned by the individual athletes, and the potential Brand Amounts underlying Brand Agreements; anticipated development and administration of our company, the manager, each series of our company and the Vestible platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Vestible platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in our Offering Circular filed with the Securities and Exchange Commission under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

3

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 30, 2025.

Overview

Vestible Assets, LLC (the “Company,” “we,” and “us”) is a Delaware series limited liability company formed to facilitate public investment in specified future professional sports earnings of individual athletes. Our aim is to acquire the rights to a specific percentage of the future Brand Income from professional athletes competing in sports such as football, baseball, soccer, or basketball. We intend to primarily target collegiate and minor league athletes, but we may also acquire Brand Income from professional athletes who are early in their career and already competing at the highest levels.

Each individual series of the Company (each, a “Series”) is associated with a single athlete who has entered into an agreement (each, a “Brand Agreement”) pursuant to which such athlete pays that particular Series, for the duration of the Brand Agreement, a percentage of all of his or her prospective sports earnings paid by a professional sports team, excluding any earnings associated with endorsements and name, image and likeness (such prospective sports earnings are referred to as the “Brand Income” and such percentage of the Brand Income to be paid to a particular Series is referred to as the “Brand Amount”). Currently, the Company has a single Series, Series BDBR, associated with the professional football player Baron Browning. As consideration for the Brand Amount to be received by Series BRBD, Baron Browning was entitled to 80% of the gross proceeds of the offering for Series BDBR interests.

Vestible, Inc. is the sole manager of the Company (the “Manager”) and is responsible for the day-to-day management of the Company and each Series. In addition, the Manager owns and operates a mobile and web-based investment interface (the “Vestible Platform”) through which issuances and trades of any Series interests are effected through a registered broker-dealer, Dalmore Group, LLC (“Dalmore”).

Since its formation on July 20, 2022, our Company has been engaged primarily in preparing to enter into Brand Agreements with athletes. As of both June 30, 2025 and 2024, the Company had entered into a single Brand Agreement with Baron Browning, which is associated with our Series BDBR.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

The Manager

The Manager is responsible for directing the management of our business and affairs. Neither the Manager nor its officers are required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

The Manager performs its duties and responsibilities pursuant to the the Amended and Restated Limited Liability Company Agreement of the Company (the “Operating Agreement”), under which we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. The Manager maintains a contractual, as opposed to a fiduciary relationship, with us and the investors.

The Operating Agreement further provides that the Manager will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any Series or any of the interest holders and will not be subject to any different standards imposed by the Operating Agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity. In addition, the Operating Agreement provides that the Manager will not have any duty (including any fiduciary duty) to the Company, any Series or any of the interest holders in a particular Series.

4

Results of Operations

The Company was formed on July 20, 2022. Since it’s organization, the Company has been engaged primarily in structuring and preparing to acquire future income streams of professional athletes pursuant to Brand Agreements as well as identifying and negotiating with potential athletes.

As of June 30, 2025, Series BDBR holds a single asset—the Brand Agreement with Baron Browning which was entered into by the Manager on May 10, 2023. Under the Brand Agreement, Series BDBR has the right to receive any Brand Amounts earned by Baron Browning.

Revenues

Revenues are generated at the Series level. For the six-month periods ended June 30, 2025 and 2024, Series BDBR had generated revenues amounting to $23,212 and $0, respectively. On September 4, 2024, we closed the offering with respect to Series BDBR interests. As such, Series BDBR began generating revenues during the third quarter of 2024, as Brand Amounts began to be paid to Series BDBR pursuant to the Brand Agreement with Baron Browning.

Operating and Total Expenses

All fees and expenses incurred prior to the closing of an offering related to any series are being paid by our Manager and are to be reimbursed by such Series out of the offering proceeds upon closing of the relevant Series offering. Such operating expenses include (i) the formation of the Series, (ii) acquiring the Brand Agreement with the applicable athlete and (iii) offering the Series interests, including legal fees and other professional fees.

For the six-month period ended June 30, 2025, the Company had total consolidated operating expenses of $72,787, $43,676 of which such expenses were allocated to Series BDBR and $29,111 was unallocated.

For the six-month period ended June 30, 2024, the Company had total consolidated operating expenses of $73,313, all of which such expenses were allocated to Series BDBR and $0 was unallocated.

In accordance with the Operating Agreement and the allocation policy, certain amounts were repaid to the Manager by Series BDBR from the proceeds of the offering with respect to Series BDBR upon closing on September 4, 2024.

Liquidity and Capital Resources

From inception, our Manager has financed the business activities of each Series. Upon the first closing of a particular series offering, the Manager is reimbursed out of the proceeds of the relevant offering. Until such time as the Series has the capacity to generate cash flows from operations, our Manager may cover any deficits through advancement of expenses, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

As of June 30, 2025, the Company had total consolidated cash and cash equivalents of $1,989, all of which was allocated to Series BDBR and $0 was unallocated. As of June 30, 2024, neither the Company nor any Series had any cash or cash equivalents.

Going Concern

As discussed further in “Note 3, Going Concern” to the unaudited financial statements for fiscal period ended June 30, 2025 included herein, there is substantial doubt about the ability of the Company and its Series to continue as a going concern for the next twelve months. As of June 30, 2025, the Company had a total accumulated deficit of $362,831 $332,121 of which was allocated to Series BDBR and $30,711 was unallocated.

5

Brand Agreement with Baron Browning

In July 2021, Baron Browning entered into a four-year contract with the Broncos worth up to $4,785,852, including a $840,620 signing bonus and an average annual salary of $1,196,463, which such contract expired in 2025. On March 10, 2025, Browning entered into a two-year contract with the Arizona Cardinals worth up to $18 million, of which $10 million is guaranteed, including a $5.5 million signing bonus, a $2.5 million base salary for 2025, and $2 million of his $4.39 million 2026 base salary. Browning’s 2026 base salary is subject to a non-guaranteed increase of $2 million (for a total base salary of up to $6.39 million for 2026) based on performance during the 2025 season. There’s also a $2 million non-guaranteed roster bonus, payable in installments in March and August 2026, a non-guaranteed sack incentive bonus of up to $1 million payable in March 2027, a non-guaranteed per-game roster bonus of up to $255,000 for each of the 2025 and 2026 season payable in March 2026 and March 2027, respectively, and a non-guaranteed off-season workout bonus of $50,000 for each of the 2025 and 2026 contract year payable within two weeks of the first game of the 2025 and 2026 regular season, respectively.

Plan of Operations

We closed the offering with respect to Series BDBR during the third quarter of 2024, and may launch an as of yet undetermined number of additional Series and related Offerings thereafter. The proceeds from any Offering will be used to repay the Manager any expenses incurred pre-closing, to pay offering expenses for such Offering, to pay the management fee to the Manager and to create a cash reserve for future operating expenses, in each case, as allocable to a particular Series.

As Brand Amounts attributable to Series BDBR continue to be received, we intend to distribute any Free Cash Flow (as defined below) on a monthly basis, or at such times as the Manager shall reasonably determine, to the interest holders of such Series. “Free Cash Flow” consists of any available cash for distribution generated from the net income received by a Series, as determined by the Manager to be in the nature of income as defined by U.S. generally accepted accounting principles, plus (i) any change in the net working capital (as shown on the balance sheet of such Series) (ii) any amortization to the relevant series asset (as shown on the income statement of such Series) and (iii) any depreciation to the relevant series asset (as shown on the income statement of such Series) and (iv) any other non-cash operating expenses less (a) any capital expenditure related to the series asset (as shown on the cash flow statement of such Series) (b) any other liabilities or obligations of the Series, in each case to the extent not already paid or provided for and (c) upon the termination and winding up of a Series or the Company, all costs and expenses incidental to such termination and winding as allocated to the relevant Series.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

VESTIBLE ASSETS, LLC

A DELAWARE SERIES LIMITED LIABILITY COMPANY

The accompanying semiannual consolidated and consolidating financial statements of the Company have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. The financial statements included in this filing as of June 30, 2025 and for the six-month period ended June 30, 2025 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six-month period ended June 30, 2025 are not necessarily indicative of the results that can be expected for the year ending December 31, 2025.

6

CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025

VESTIBLE ASSETS, LLC AND ITS SERIES

TABLE OF CONTENTS

Page
CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS AS OF JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024 (UNAUDITED) AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2025 AND 2024 (UNAUDITED):

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS	F-2
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS	F-3
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT)	F-4
CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS	F-5
NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-6

F-1

VESTIBLE ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

As of June 30, 2025 (Unaudited) and December 31, 2024 (Audited)

	June 30, 2025			December 31, 2024
	Series BDBR	Unallocated	Total Consolidated - Vestible Assets, LLC	Series BDBR	Unallocated	Total Consolidated - Vestible Assets, LLC
ASSETS
Current Assets:
Cash and cash equivalents	$1,989	$-	$1,989	$-	$-	$-
Deferred offering costs	-	31,441	31,441	-	31,441	31,441
Accounts receivable	4,604	-	4,604	4,604	-	4,604
Subscription receivable	-	-	-	50	-	50
Dividend receivable	13,861	-	13,861	-	-	-
Total Current Assets	20,454	31,441	51,895	4,654	31,441	36,095

Non-Current Assets:
Investment in Baron Browning	412,801	-	412,801	450,329	-	450,329
Total Non-Current Assets	412,801	-	412,801	450,329	-	450,329

TOTAL ASSETS	$433,255	$31,441	$464,696	$454,983	$31,441	$486,424

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$-	$-	$-	$-	$-	$-
Dividend payable	8,666	-	8,666	8,666	-	8,666
Due to related party	127,890	62,152	190,042	151,103	33,041	184,144
Total Liabilities	136,556	62,152	198,708	159,769	33,041	192,810

Members’ Equity/(Deficit):
Members’ capital: 65,673 and 0 BDBR shares issued and outstanding as of June 30,2025 and December 31,2024, respectively	628,819	-	628,819	628,819	-	628,819
Accumulated deficit	(332,120)	(30,711)	(362,831)	(333,605)	(1,600)	(335,205)
Total Members’ Equity/(Deficit)	296,699	(30,711)	265,988	295,214	(1,600)	293,614

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$433,255	$31,441	$464,696	$454,983	$31,441	$486,424

No assurance is provided.

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements.

F-2

VESTIBLE ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF OPERATIONS

For the six-month periods ended June 30, 2025 and 2024 (Unaudited)

	June 30, 2025			June 30, 2024
	Series BDBR	Unallocated	Total Consolidated - Vestible Assets, LLC	Series BDBR	Unallocated	Total Consolidated - Vestible Assets, LLC
Revenues	$23,212	$-	$23,212	$-	$-	$-

Operating expenses:
Amortization of Brand Agreement	37,528	-	37,528	-	-	-
General and administrative	6,148	29,111	35,259	701	-	701
Sales and marketing	-	-	-	72,612	-	72,612
Total operating expenses	43,676	29,111	72,787	73,313	-	73,313

Income/(Loss) from operations	(20,464)	(29,111)	(49,575)	(73,313)	-	(73,313)
Other Income	21,949	-	21,949
Net Income/(loss) before income taxes	1,485	(29,111)	(27,626)	(73,313)	-	(73,313)
Provision for income taxes	-	-	-	-	-	-
Net Income/( loss)	$1,485	$(29,111)	$(27,626)	$(73,313)	$-	$(73,313)

Weighted average membership interests	65,673	-	65,673	-	-	-
NetIncome/(loss) per membership interest	$0.02	$-	$(0.42)	$-	$-	$-

No assurance is provided.

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements

F-3

VESTIBLE ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT)

For the six-month periods ended June 30, 2025 and 2024 (Unaudited)

	Series BDBR			Unallocated			Total Consolidated-Vestible Assets, LLC
	Members’ Capital	Accumulated Deficit	Total Members’ Equity/(Deficit)	Members’ Capital	Accumulated Deficit	Total Members’ Equity/(Deficit)	Members’ Capital	Accumulated Deficit	Total Members’ Equity/(Deficit)
Balances at December 31, 2023	$-	$(69,805)	$(69,805)	$-	$(1,600)	$(1,600)	$-	$(71,405)	(71,405)
Proceeds from offerings	406,000	-	406,000	-	-	-	406,000	-	406,000
Net loss	-	(73,313)	(73,313)	-	-	-	-	(73,313)	(73,313)
Balances at June 30, 2024	$406,000	$(143,118)	$262,882	$-	$(1,600)	$(1,600)	$406,000	$(144,718)	$261,282

Balances at December 31, 2024	$628,819	$(333,605)	$295,214	$-	$(1,600)	$(1,600)	$628,819	$(335,205)	$293,614
Net Income/(loss)		1,485	1,485		(29,111)	(29,111)		(27,626)	(27,626)
Balances at June 30, 2025	$628,819	$(332,120)	$296,699	$-	$(30,711)	$(30,711)	$628,819	$(362,831)	$265,988

No assurance is provided.

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements

F-4

VESTIBLE ASSETS, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2025 and 2024 (Unaudited)

	June 30, 2025			June 30, 2024
	Series BDBR	Unallocated	Total Consolidated - Vestible Assets, LLC	Series BDBR	Unallocated	Total Consolidated - Vestible Assets, LLC
Cash flows from operating activities:
Net Income/(loss)	$1,485	$(29,111)	$(27,626)	$(73,313)	-	$(73,313)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Offering costs recorded against deemed contributions	-	-	-	-	-	-
Amortization of Brand Agreement	37,528	-	37,528	-	-	-
Changes in operating assets and liabilities:
(Increase)/Decrease in subscription receivable	50	-	50	-	-	-
Increase/(Decrease) in dividend receivable	(13,861)	-	(13,861)	-	-	-
Net cash provided by/(used in) operating activities	25,202	(29,111)	(3,909)	(73,313)	-	(73,313)

Cash flows from financing activities:
Repayment/Advances from related party	(23,213)	29,111	5,898	73,313	-	73,313
Net cash provided by (used in) financing activities	(23,213)	29,111	5,898	73,313	-	73,313

Net change in cash and cash equivalents	1,989	-	1,989	-	-	-

Cash and cash equivalents at beginning of period	-	-	-	-	-	-
Cash and cash equivalents at end of year	$1,989	$-	$1,989	$-	$-	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Declared distributions accrued and unpaid	$13,861	$-	$13,861	$406,000	$-	$406,000

No assurance is provided.

See accompanying notes, which are an integral part of these consolidated and consolidating financial statements

F-5

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2025 (Unaudited) and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024 (Unaudited)

NOTE 1: NATURE OF OPERATIONS

Vestible Assets, LLC (the “Company”) is a Delaware series limited liability company formed on July 20, 2022 under the laws of Delaware. The Company was formed to facilitate public investment in specified future professional sports earnings of individual athletes. Each Series of the Company (each, a “Series” and collectively, the “Series”) will be associated with a single athlete who will have entered into an agreement (each, a “Brand Agreement”) pursuant to which such athlete will pay to a Series, for the duration of the Brand Agreement, a percentage of all of his or her prospective sports earnings paid by a professional sports team (excluding any earnings associated with endorsements and name, image and likeness, and similar income) in return for an initial payment equal to 80% of the gross proceeds of the offering associated with such athlete. An athlete’s gross professional sports earnings is referred to herein as the “Brand Income” and the portion of an athlete’s Brand Income that will be paid to a particular Series is referred to herein as the “Brand Amount.” Each Brand Agreement will be owned by or otherwise assigned to an individual Series of the Company. The Company is managed by Vestible, Inc., a Delaware corporation and managing member of the Company (the “Manager”).

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

On July 18, 2023, Vestible Assets, LLC, Series BDBR, a Delaware limited liability company, was formed (“Series BDBR”).

As of June 30, 2025, the Company has commenced limited operations. Once the Company commences its planned full scale principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned full scale principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Unaudited Interim Financial Information

The unaudited interim consolidated and consolidating financial statements and related notes have been prepared in accordance with U.S. GAAP for interim consolidated and consolidating financial information, within the rules and regulations of the SEC. Certain information and disclosures normally included in the annual consolidated and consolidating financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim consolidated and consolidating financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the consolidated and consolidating interim balance sheet. The financial data and the other information disclosed in these notes to the interim consolidated and consolidating financial statements related to the six-month period are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of the Company and its Series required to be consolidated under generally accepted accounting principles. Separate financial statements are presented for the Series. All intercompany transactions and balances are eliminated in consolidation.

No assurance is provided.

F-6

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2025 (Unaudited) and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024 (Unaudited)

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Subscription receivable

The Company records membership subscriptions at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a consolidated and consolidating balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to members’ equity/(deficit) on the consolidated and consolidating balance sheet.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity/(deficit) upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees. The Company will reimburse the Manager for any offering costs incurred by the Manager from the proceeds from each Series offering.

As of December 31, 2023, the Company had $117,772 in deferred offering costs unallocated. In 2024, these costs were all allocated to Series BDBR, along with additional offering costs totaling $331,055 associated with the Series BDBR offering. The Series BDBR offering capped offering cost charges to the Series at 4.25% of the gross offering proceeds, so only $27,911 of the offering costs could be charged to Series BDBR. As the Manager is obliged to cover offering costs in excess of this cap, and as these offering costs were related to the Series BDBR offering and not usable for any future offerings, the Company recorded the excess offering costs of $303,144 to deemed contributions in the consolidated and consolidating statements of changes in members’ equity/(deficit).

During 2024, additional offering costs of $31,441 were incurred and recorded as unallocated deferred offering costs, which will be applied against future offering proceeds.

As of both June 30, 2025 and 2024, the Company had $31,411 in unallocated deferred offering costs on its consolidated and consolidating balance sheets.

No assurance is provided.

F-7

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2025 (Unaudited) and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024 (Unaudited)

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated and consolidating balance sheets approximate their fair value.

Investment in Baron Browning (Future Earnings Contract)

During 2024, Series BDBR capitalized $525,384 related to the acquisition of a future earnings contract under the Brand Agreement with Baron Browning (“Browning”). Under the Brand Agreement, the Company agreed to pay Browning 80% ($525,384) of the gross offering proceeds in exchange for 1% of Browning’s gross sports income as a professional football player in the NFL (excluding any earnings associated with endorsements and name, image, and likeness). The term of the agreement is until the earlier of the Browning’s retirement or when he has not been on the roster of an NFL team for 24 consecutive weeks.

This amount represents upfront payments made in exchange for rights to a portion of the future earnings. Future earnings contracts are capitalized based on the respective costs to acquire such rights. The amounts will be amortized over their useful life, which is the term of the underlying earning contract beginning when the contracts become effective. The Company estimates a seven season term for the Browning Brand Agreement and therefore amortized $37,528 of the Brand Agreement for the six-month period ended June 30, 2025.

No assurance is provided.

F-8

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2025 (Unaudited) and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024 (Unaudited)

The future earnings contract at original cost of $525,384 is presented net of accumulated amortization of $112,583 and $75,055 as of June 30, 2025 and December 31, 2024, respectively, for a net carrying amount of $412,801 and $450,329 as of June 30, 2025 and December 31, 2024, respectively.

The Company assessed the Brand Agreement for impairment as of June 30, 2025 and December 31, 2024, and determined no impairment charge is necessary.

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, and at each reporting date, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. No impairments were recorded as of June 30, 2025 and December 31, 2024.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers,” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods and services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

●	identification of a contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when or as the performance obligation is satisfied.

Revenues are derived from the brand agreements each Series enters into. The Company recognizes revenues derived from its Brand Agreements at the point in time the athlete earns the income and becomes obliged to pay the Series its portion of the income. For the six-month periods ended June 30, 2025 and 2024, the Company and its Series have recognized $23,212 and $0 as revenue, respectively.

No assurance is provided.

F-9

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2025 (Unaudited) and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024 (Unaudited)

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Acquisition and Offering Expenses

All acquisition expenses, offering expenses, management fees and brokerage fees in connection with any initial offering and the sourcing and acquisition of Series assets shall be borne by the relevant Series, except an unsuccessful offering in which case all abort costs shall be borne by the Manager. For Series BDBR, the Company capped acquisition expenses at 5% of the gross offering proceeds.

Allocation Policy

The Manager will allocate revenues and costs among the various Series. The allocation policy requires that items not related to a specific Series will be allocated across all the Series at the Manager’s discretion. The Manager may amend the allocation policy in its sole discretion from time to time.

All brokerage fees, offering expenses, acquisition expenses and operating expenses shall be allocated by the Manager in accordance with the allocation policy.

The Manager, in its sole discretion may defer or waive any fee payable to it under the operating agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

Operating Expenses

Each Series shall be responsible for its operating expenses. The Manager will bear its own expenses of an ordinary nature. If there are not sufficient cash reserves of, or revenues generated by, a Series to meet its operating expenses, the Manager may: (a) issue additional interests in such Series; (b) pay such excess operating expenses and not seek reimbursement; and/or (c) enter into an agreement pursuant to which the Manager loans to the Company an amount equal to the remaining excess operating expenses (the “Operating Expenses Reimbursement Obligation”). The Manager, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the applicable federal rate on any operating expenses reimbursement obligation). The Operating Expenses Reimbursement Obligation shall become repayable when cash becomes available.

Operating and Capital Reserve

Each Series will be responsible to have an operating and capital cash reserve which will be allocated to pay for on-going operating expenses, including fees and expenses in connection with marketing, the preparation and filing of periodic reports with the SEC, the audit of annual financial statements and legal counsel. The operating and capital reserve amount will be up to 5% of the gross offering proceeds per Series offering, as to be defined in each Series offering however, no such reserve has been established for Series BDBR as of both June 30, 2025 and December 31, 2024.

No assurance is provided.

F-10

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2025 (Unaudited) and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024 (Unaudited)

Income Taxes

The Company is a limited liability company and each Series is essentially viewed as a disregarded entity for U.S. tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss of the Company and each Series flows through to, and is recognized by, their respective members. Therefore, no provision for income tax has been recorded in the consolidated and consolidating financial statements at the master LLC level. The income and expense from each Series is allocated to its members in proportion to their percentage interests in the Series. The Company intends for each Series to make an election to be taxed as a corporation.

Series BDBR and unallocated units have aggregate net operating loss carryforwards of $27,626 and $73,313 for the six-month periods ended June 30, 2025 and 2024, respectively, resulting in deferred tax assets of $7,210 and $19,135, respectively, using the Company’s combined effective tax rate of 26.1%. The deferred tax assets are fully reserved by a valuation allowance as the Company does not have a history of producing taxable income to provide a reasonable basis that it will be able to utilize its deferred tax assets. Therefore, the net deferred tax assets as of both June 30, 2025 and 2024 were zero, and Series BDBR and unallocated units did not recognize any tax (provision)/benefit.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated and consolidating financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Earnings/(Loss) per Membership Interest

Upon completion of an Offering, each Series comply with the accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” For each Series, earnings/(loss) per membership interest (“EPMI”) is computed by dividing net income/(loss) for a particular Series by the weighted average number of outstanding membership interests in that particular Series during the period.

No assurance is provided.

F-11

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2025 (Unaudited) and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024 (Unaudited)

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and each listed Series have plans to incur significant costs in pursuit of its capital financing plans, lack liquid assets, have limited cash, have limited operations since inception, and is reliant upon its Manager for continued funding of its operating needs. For the six months ended June 30, 2025, the Company had a consolidated loss of $27,626 and as of June 30, 2025, the Company had a consolidated working capital deficit of $146,813 and an accumulated deficit of $362,831. It has yet to establish a business capable of generating sustained profits to fund own operating and working capital requirements. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company and its Series’ ability to continue as a going concern in the next twelve months is dependent upon financing by the Manager and its ability to obtain capital financing from investors. No assurance can be given that the Company will be successful in these efforts. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS’ EQUITY/(DEFICIT)

The Company is managed by Vestible, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company and to each of the Company’s Series and subsidiaries, if any.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series in which they are invested.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders, except as otherwise limited by law or the operating agreement. The Manager may, in its sole discretion, change the timing of distributions or determine that no distributions shall be made. Dividends are recorded as declared by the Manager.

The debts, obligations, and liabilities of the Company or each Series, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company or each Series, and no member of the Company or each Series is obligated personally for any such debt, obligation, or liability.

During 2024, Series BDBR declared a dividend of $8,666, which remains payable as of June 30, 2025.

No assurance is provided.

F-12

VESTIBLE ASSETS, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

As of June 30, 2025 (Unaudited) and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024 (Unaudited)

During 2024, Series BDBR issued 65,673 shares at $10 per share for gross proceeds of $656,730. The Company also recorded $303,144 of deemed contributions in 2024 on Series BDBR related to offering costs in excess of the cap, as discussed in Note 2. As of both June 30, 2025 and December 31, 2024, 65,673 shares of Series BDBR were issued and outstanding.

NOTE 5: RELATED PARTY TRANSACTIONS

Each Series may retain certain of the managing member’s affiliates for necessary services relating to our investments or our operations, including any administrative services, construction, brokerage, leasing, development, financing, title, insurance, property oversight and other property management services. Any such arrangements will be at market terms and rates.

Management Fee

The Manager shall be entitled to receive a management fee (“Management Fee”) within thirty days following any offering. The Management Fee is a fee payable to the Manager for identifying any Series assets and its efforts to evaluate any Series assets, which fee will equal an amount of up to 5% of the gross offering proceeds paid to the Series of any applicable initial offering or subsequent offering in which the Company raises capital for the purpose of a Series acquiring Series assets. There were no management fees to be recorded for the six-month periods ended June 30, 2025 and 2024.

Due to Related Party

The Manager has incurred costs on the Company and its Series behalf and has advanced funds to the Company and its Series. The balances due to the Manager as of June 30, 2025 and December 31,2024 were $190,042 and $184,144, respectively. The advances are unsecured, non-interest bearing and due on demand.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through September 23, 2025, the date the consolidated and consolidating financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the consolidated and consolidating financial statements.

No assurance is provided.

F-13

ITEM 4. EXHIBITS

2.1	Certificate of Formation of Vestible Assets, LLC (incorporated by reference to Exhibit 2.1 to the Form 1-A, filed on September 12, 2023)
2.2	Amended and Restated Limited Liability Company Agreement of Vestible Assets, LLC (Incorporated by reference to Exhibit 2.2 to the Form 1-A, Amendment No. 2 filed on November 20, 2023)
3.1	Series Designation of Vestible Assets, LLC, Series BDBR (Incorporated by reference to Exhibit 3.1 to the Form 1-A, Amendment No. 2 filed on November 20, 2023)
6.1	Form of Subscription Agreement of Vestible Assets, LLC, Series [*] (Incorporated by reference to Exhibit 6.1 to the Form 1-A, Amendment No. 1 filed on October 27, 2023)
6.2	Secondary Market Transactions Engagement Letter, dated November 7, 2024, between Vestible Assets, LLC and Dalmore Group, LLC (incorporated by reference to Exhibit 6.2 to the Annual Report on Form 1-K, filed on April 30, 2025)
6.3	Escrow Agreement of North Capital Private Securities Corp. (incorporated by reference to Exhibit 6.3 to the Form 1-A filed on September 12, 2023)
6.4	Form of Brand Agreement (incorporated by reference to Exhibit 6.4 to the Form 1-A filed on September 12, 2023)
6.5	Brand Agreement, dated May 10, 2023, between Vestible, Inc. and Baron Browning (Incorporated by reference to Exhibit 6.5 to the Form 1-A, Amendment No. 2 filed on November 20, 2023)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VESTIBLE ASSETS, LLC.

By:	Vestible, Inc., a Delaware corporation
Its:	Manager

By:	/s/ Parker Graham
Name:	Parker Graham
Title:	Chief Executive Officer and Director of Vestible, Inc.
Date:	September 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

VESTIBLE ASSETS, LLC.

By:	Vestible, Inc., a Delaware corporation
Its:	Manager

By:	/s/ Parker Graham
Name:	Parker Graham
Title:	Chief Executive Officer (Principal Executive Officer) and Director of Vestible, Inc.
Date:	September 29, 2025

/s/ Yves Batoba
Name:	Yves Batoba
Title:	Head of Partnerships, Director of Vestible, Inc.
Date:	September 29, 2025

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